Alcon Delivers Strong Fourth-Quarter 2025 Topline Growth as New Product Launches Accelerate Sales
•Fourth-quarter 2025 sales of $2.7 billion, up 9% on a reported basis, or up 7% constant currency1 (cc), versus fourth-quarter 2024
•Fourth-quarter 2025 diluted EPS of $0.44; core diluted EPS2 of $0.78
•Generated $2.3 billion of cash from operations and $1.7 billion of free cash flow3 in full-year 2025
•Returned $848 million to shareholders through share repurchases and dividends
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, February 24, 2026 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and twelve month periods ending December 31, 2025. For the fourth quarter of 2025, sales were $2.7 billion, up 9% on a reported basis and up 7% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.44 and core diluted earnings per share2 of $0.78 in the fourth quarter of 2025.
"2025 was a pivotal and productive year for Alcon. Despite softer markets, we successfully launched a wave of innovative new products that fueled sales acceleration as the year progressed," said David J. Endicott, Alcon's Chief Executive Officer. "As we look to 2026, we're encouraged by the momentum we're carrying into the year and confident in our ability to continue to deliver sustainable growth and long-term value. Our outlook reflects a balanced view of market conditions combined with the progress made with new product launches, giving us a strong foundation as we move forward."

Fourth-quarter and full-year 2025 key figures	Three months ended December 31		Twelve months ended December 31
	2025	2024	2025	2024
Net sales ($ millions)	2,702	2,477	10,319	9,836
Operating margin (%)	11.6%	15.9%	13.2%	14.4%
Diluted earnings per share ($)	0.44	0.57	1.98	2.05
Core results (non-IFRS measure)[2]
Core operating margin (%)	19.0%	20.1%	19.8%	20.6%
Core diluted earnings per share ($)	0.78	0.72	3.07	3.05
Cash flows ($ millions)
Net cash flows from operating activities			2,271	2,077
Free cash flow (non-IFRS measure)[3]			1,733	1,604
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

Fourth-quarter and full-year 2025 results
Reported net sales for the fourth quarter of 2025 were $2.7 billion, up 9% versus the fourth quarter of 2024. Excluding favorable currency impacts of 2%, sales were up 7% on a constant currency basis. Reported net sales for the full-year 2025 were $10.3 billion, up 5% compared to full-year 2024. Excluding favorable currency impacts of 1%, sales were up 4% on a constant currency basis.
The following table highlights net sales by segment for the fourth quarter and full-year of 2025:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2025	2024	$	cc1 (non-IFRS measure)	2025	2024	$	cc1 (non-IFRS measure)

Surgical
Implantables	474	456	4	2	1,782	1,775	—	—
Consumables	794	738	8	5	3,028	2,861	6	5
Equipment/other	277	229	21	18	941	886	6	6
Total Surgical	1,545	1,423	9	6	5,751	5,522	4	4
Vision Care
Contact lenses	683	638	7	4	2,770	2,609	6	5
Ocular health	474	416	14	12	1,798	1,705	5	6
Total Vision Care	1,157	1,054	10	7	4,568	4,314	6	5
Net sales	2,702	2,477	9	7	10,319	9,836	5	4
Net sales by segment
Fourth quarter
Surgical
Surgical net sales, which include implantables, consumables and equipment/other, were $1.5 billion, an increase of 9% on a reported basis and 6% on a constant currency basis versus the fourth quarter of 2024.
•Implantables net sales were $474 million, an increase of 4%. Excluding favorable currency impacts of 2%, Implantables net sales increased 2% constant currency. This growth reflects strong performance by PanOptix Pro in the US, partially offset by continued competitive pressures, particularly in international markets.
•Consumables net sales were $794 million, an increase of 8%. Excluding favorable currency impacts of 3%, Consumables net sales increased 5% constant currency. Growth was driven by cataract and vitreoretinal procedural growth, as well as price increases.
•Equipment/other net sales were $277 million, an increase of 21%. Excluding favorable currency impacts of 3%, Equipment/other net sales increased 18%. This growth was led by recent equipment launches, including the Unity platform.

Vision Care
Vision Care net sales, which include contact lenses and ocular health, were $1.2 billion, an increase of 10% on a reported basis and 7% on a constant currency basis versus the fourth quarter of 2024.
•Contact lenses net sales were $683 million, an increase of 7%. Excluding favorable currency impacts of 3%, Contact lenses net sales increased 4% constant currency. This growth was led by price increases and product innovation, partially offset by declines in legacy products.
•Ocular health net sales were $474 million, an increase of 14%. Excluding favorable currency impacts of 2%, Ocular health net sales increased 12% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
Full year
Surgical
Surgical net sales were $5.8 billion, an increase of 4% on a reported and constant currency basis versus the full-year 2024.
•Implantables net sales were $1.8 billion, in line with the prior year period on a reported and constant currency basis. These results reflect the launch of PanOptix Pro in the US, as well as soft market conditions and competitive pressures.
•Consumables net sales were $3.0 billion, an increase of 6%. Excluding favorable currency impacts of 1%, Consumables net sales increased 5% constant currency. Growth was driven by vitreoretinal procedural growth and price increases, partially offset by soft cataract market conditions.
•Equipment/other net sales were $941 million, an increase of 6% on a reported and constant currency basis, as sales of recently launched equipment, including Unity VCS, were partially offset by declines in legacy equipment.
Vision Care
Vision Care net sales were $4.6 billion, an increase of 6% on a reported basis and 5% on a constant currency basis versus the full-year 2024.
•Contact lenses net sales were $2.8 billion, an increase of 6%. Excluding favorable currency impacts of 1%, Contact lenses net sales increased 5% constant currency, primarily driven by price increases and product innovation, partially offset by declines in legacy products.
•Ocular health net sales were $1.8 billion, an increase of 5%. Excluding unfavorable currency impacts of 1%, Ocular health net sales increased 6% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.

Operating income
Fourth quarter
Operating income was $313 million (-21%, -27% cc), compared to $395 million in the prior year period. Operating margin decreased 4.3 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in research and development ("R&D"), including from recent acquisitions, incremental tariffs and acquisition and integration related items, partially offset by favorability from annual incentive compensation and price increases. The prior year period included a net gain related to the divestment of certain product rights in China. Excluding a positive 0.8 percentage point impact from currency, operating margin decreased 5.1 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $201 million, mainly due to $175 million of amortization and $22 million of acquisition and integration related items. Adjustments to arrive at core operating income in the prior year period were $103 million, mainly due to $169 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China.
Core operating income was $514 million (+3%, -2% cc), compared to $498 million in the prior year period. Core operating margin decreased 1.1 percentage points as the current year period included sales and marketing investments behind new product launches, increased investment in R&D, including from recent acquisitions and incremental tariffs, partially offset by favorability from annual incentive compensation and price increases. Excluding a positive 0.5 percentage point impact from currency, core operating margin decreased 1.6 percentage points on a constant currency basis.
Full year
Operating income was $1.4 billion (-4%, -5% cc), down slightly from the prior year period. Operating margin decreased 1.2 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in R&D, including from recent acquisitions, incremental tariffs, acquisition and integration related items and product discontinuation charges in Vision Care. The decline in operating margin was partially offset by price increases, fair value remeasurements of investments in associated companies and favorability from annual incentive compensation. The prior year period included a net gain related to the divestment of certain product rights in China. Excluding a positive 0.1 percentage point impact from currency, operating margin decreased 1.3 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $679 million, mainly due to $696 million of amortization, $58 million of acquisition and integration related items and $44 million of product discontinuation charges, partially offset by $142 million on fair value remeasurements of investments in associated companies. Adjustments to arrive at core operating income in the prior year period were $614 million, mainly due to $667 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China.
Core operating income was $2.0 billion (+1%, 0% cc) in both the current and prior year periods. Core operating margin decreased 0.8 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in R&D, including from recent acquisitions and incremental tariffs, partially offset by price increases and favorability from annual incentive compensation. Excluding a positive 0.1 percentage point impact from currency, core operating margin decreased 0.9 percentage points on a constant currency basis.

Taxes
Fourth quarter
Reported tax expense was $47 million, compared to $65 million in the prior year period, and the average reported tax rate was 17.8%, compared to 18.6% in the prior year period. Core tax expense was $83 million, compared to $93 million in the prior year period, and the average core tax rate was 17.8%, compared to 20.6% in the prior year period. Both the average reported and core tax rates were lower in the current year period due to a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and higher discrete tax benefits in the current year period.
Full year
Reported tax expense was $180 million, compared to $238 million in the prior year period, and the average reported tax rate was 15.5%, compared to 18.9% in the prior year period. Core tax expense was $323 million, compared to $355 million in the prior year period, and the average core tax rate was 17.5%, compared to 19.0% in the prior year period. The average reported tax rate was lower in the current year period due to a non-taxable gain. In addition, both the average reported and core tax rates benefited from higher discrete tax benefits in the current year period.
Diluted earnings per share
Fourth quarter
Diluted earnings per share of $0.44 decreased 23%, or 30% on a constant currency basis, versus the prior year period, primarily due to lower operating income. Core diluted earnings per share of $0.78 increased 8%, or 2% on a constant currency basis, versus the prior year period.
Full year
Diluted earnings per share of $1.98 decreased 3%, or 5% on a constant currency basis, primarily due to lower operating income and higher non-operating income & expense4, partially offset by lower tax expense. Core diluted earnings per share of $3.07 increased 1%, or 0% on a constant currency basis, versus the prior year period.
Cash flow highlights
Net cash flows from operating activities amounted to $2.3 billion for the full-year 2025, compared to $2.1 billion in the prior year period. Free cash flow was $1.7 billion for the full-year 2025, compared to $1.6 billion in the prior year period, primarily due to increased cash flows from operating activities.
Capital allocation
For the full-year 2025, the company returned $848 million to shareholders. Capital returns include the repurchase of approximately 8.4 million shares5 for $682 million and dividend payments of $166 million. Additionally, as of January 20, 2026, the Company completed its $750 million share repurchase program.
Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.28 per share, based on 2025 financial results. The Company's shareholders will vote on this proposal at the 2026 Annual General Meeting ("AGM") on April 30, 2026.
4.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
5.On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. Refer to Note 5 of the Condensed Consolidated Interim Financial Statements for details regarding the share repurchase program.

Efficiency measures
The Company has undertaken a series of operational improvements and infrastructure investments to drive efficiencies across the organization. These initiatives have enabled the Company to identify approximately $100 million of run‑rate savings, of which approximately $50 million is expected to benefit 2026. The total program cost is estimated at $150 million, with implementation expected to be completed in 2026.
2026 outlook
Beginning with its 2026 outlook, the Company is updating the way it presents guidance to align with the framework and priorities outlined at its 2025 Capital Markets Day. The Company's 2026 outlook is provided in the table below.

2026 outlook[6]	as of February
Net sales growth vs. prior year (cc)[1] (non-IFRS measure)	+5% to +7%
Core operating margin[2] change vs. prior year (cc)[1] (non-IFRS measure)	+70 to +170 bps
Core diluted EPS[2] growth vs. prior year (cc)[1] (non-IFRS measure)	+9% to +12%
This outlook assumes the following:
•Aggregated markets grow approximately 3% to 4%.
•The Company expects a full-year tariff impact, net of mitigating actions, of approximately $125 to $175 million, which is expected to pressure cost of net sales.
•Exchange rates as of the end of January 2026 prevail through year-end. As of the end of January, the expected currency impact to:
◦Net sales growth is +120 basis points,
◦Core operating margin change is +15 basis points, and
◦Core diluted EPS growth is +230 basis points.
•Non-operating expense4 for FY 2026 is expected to be between $200 and $220 million.
•The core effective tax rate7 for FY 2026 is expected to be approximately 20%.
•Capital expenditures are expected to be mid-single digits as a percentage of sales.
•Approximately 498 million weighted-averaged diluted shares.
6.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
7.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Board Elections at Alcon's 2026 AGM
Mr. Scott Maw will not stand for re-election to the Board of Directors at Alcon’s 2026 AGM on April 30, 2026. “Our Board and leadership team are deeply grateful for Scott’s dedication, judgment and commitment to Alcon as one of our founding board members and the Chair of our Audit and Risk Committee,” said F. Michael Ball, Alcon’s Chair of the Board.
The Board of Directors proposes the election of R. Scott Herren, an accomplished financial executive and public company board member who most recently served as Chief Financial Officer for Cisco Systems, Inc. If elected, Mr. Herren is expected to be appointed Chair of the Audit and Risk Committee.
The Board of Directors also proposes the re-election of all other current members of the Board, including the Chair of the Board.
Webcast and Conference Call Instructions
The Company will host a conference call on February 25, 2026 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its fourth-quarter 2025 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Full-Year-2025-Earnings-Call-2026-WO8uNd9SMd/default.aspx
The Company's fourth-quarter 2025 press release, interim financial report and supplemental presentation materials, as well as its 2025 Annual Report, can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Full-Year-2025-Earnings-Call-2026-WO8uNd9SMd/default.aspx
Additionally, Alcon's 2025 Annual Report is available at https://investor.alcon.com/financials/annual-reports/default.aspx and its 2025 Annual Report on Form 20-F filed today with the US Securities and Exchange Commission on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2025		2024		2025		2024

United States	1,193	44%	1,109	45%	4,657	45%	4,511	46%
International	1,509	56%	1,368	55%	5,662	55%	5,325	54%
Net sales	2,702	100%	2,477	100%	10,319	100%	9,836	100%

Consolidated Income Statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except earnings per share)	2025	2024	2025	2024

Net sales	2,702	2,477	10,319	9,836
Other revenues	16	25	82	75
Net sales and other revenues	2,718	2,502	10,401	9,911
Cost of net sales	(1,189)	(1,093)	(4,592)	(4,328)
Cost of other revenues	(13)	(24)	(64)	(71)
Gross profit	1,516	1,385	5,745	5,512
Selling, general & administration	(901)	(802)	(3,449)	(3,250)
Research & development	(273)	(232)	(990)	(876)
Other income	5	61	169	77
Other expense	(34)	(17)	(115)	(50)
Operating income	313	395	1,360	1,413
Interest expense	(53)	(48)	(204)	(192)
Other financial income & expense	6	9	22	43
Share of (loss) from associated companies	(2)	(7)	(18)	(8)
Income before taxes	264	349	1,160	1,256
Taxes	(47)	(65)	(180)	(238)
Net income	217	284	980	1,018
Net income attributable to:
Shareholders of Alcon Inc.	217	284	980	1,018
Non-controlling interests	—	—	—	—

Earnings per share ($)(1)
Basic	0.44	0.57	1.99	2.06
Diluted	0.44	0.57	1.98	2.05

Weighted average number of shares outstanding (millions)
Basic	489.3	494.7	493.2	494.4
Diluted	492.3	498.1	496.2	497.5
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Surgical segment contribution	389	347	12	8	1,460	1,467	—	(1)
As % of net sales	25.2	24.4			25.4	26.6
Vision Care segment contribution	235	260	(10)	(14)	981	962	2	1
As % of net sales	20.3	24.7			21.5	22.3
Not allocated to segments	(311)	(212)	(47)	(47)	(1,081)	(1,016)	(6)	(6)
Operating income	313	395	(21)	(27)	1,360	1,413	(4)	(5)
Core adjustments (non-IFRS measure)(1)	201	103			679	614
Core operating income (non-IFRS measure)(1)	514	498	3	(2)	2,039	2,027	1	—
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,189)	(1,093)	(9)	(7)	(4,592)	(4,328)	(6)	(6)
Gross profit	1,516	1,385	9	6	5,745	5,512	4	3
Gross margin (%)	56.1	55.9			55.7	56.0
Selling, general & administration	(901)	(802)	(12)	(10)	(3,449)	(3,250)	(6)	(5)
Research & development	(273)	(232)	(18)	(16)	(990)	(876)	(13)	(12)
Other income	5	61	(92)	(92)	169	77	119	120
Other expense	(34)	(17)	(100)	(106)	(115)	(50)	(130)	(133)
Operating income	313	395	(21)	(27)	1,360	1,413	(4)	(5)
Operating margin (%)	11.6	15.9			13.2	14.4

Core results (non-IFRS measure)(1)
Core gross profit	1,688	1,552	9	6	6,471	6,177	5	4
Core gross margin (%)	62.5	62.7			62.7	62.8
Core operating income	514	498	3	(2)	2,039	2,027	1	—
Core operating margin (%)	19.0	20.1			19.8	20.6
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Operating income	313	395	(21)	(27)	1,360	1,413	(4)	(5)
Interest expense	(53)	(48)	(10)	(8)	(204)	(192)	(6)	(6)
Other financial income & expense	6	9	(33)	(32)	22	43	(49)	(49)
Share of (loss) from associated companies	(2)	(7)	71	80	(18)	(8)	(125)	(126)
Income before taxes	264	349	(24)	(31)	1,160	1,256	(8)	(9)
Taxes	(47)	(65)	28	33	(180)	(238)	24	26
Net income	217	284	(24)	(31)	980	1,018	(4)	(5)
Net income attributable to:
Shareholders of Alcon Inc.	217	284	(24)	(31)	980	1,018	(4)	(5)
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(2)	0.44	0.57	(23)	(30)	1.99	2.06	(3)	(5)
Diluted earnings per share ($)(2)	0.44	0.57	(23)	(30)	1.98	2.05	(3)	(5)

Core results (non-IFRS measure)(1)
Core taxes	(83)	(93)	11	14	(323)	(355)	9	10
Core net income	382	359	6	1	1,521	1,515	—	(1)
Core net income attributable to:
Shareholders of Alcon Inc.	382	359	6	1	1,521	1,515	—	(1)
Non-controlling interests	—	—	—	—	—	—	—	—
Core basic earnings per share ($)(2)	0.78	0.73	7	2	3.08	3.06	1	—
Core diluted earnings per share ($)(2)	0.78	0.72	8	2	3.07	3.05	1	—
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended December 31, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Acquisition and integration related items(5)	Legal items(6)	Core results (non-IFRS measure)
Gross profit	1,516	171	1	—	1,688
Operating income	313	175	22	4	514
Income before taxes	264	175	22	4	465
Taxes(9)	(47)	(31)	(4)	(1)	(83)
Net income	217	144	18	3	382
Net income attributable to:
Shareholders of Alcon Inc.	217	144	18	3	382
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(10)	0.44				0.78
Diluted earnings per share ($)(10)	0.44				0.78
Basic - weighted average shares outstanding (millions)(10)	489.3				489.3
Diluted - weighted average shares outstanding (millions)(10)	492.3				492.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Divestment of product rights(3)	Other items(8)	Core results (non-IFRS measure)
Gross profit	1,385	167	—	—	1,552
Operating income	395	169	(57)	(9)	498
Income before taxes	349	169	(57)	(9)	452
Taxes(9)	(65)	(30)	2	—	(93)
Net income	284	139	(55)	(9)	359
Net income attributable to:
Shareholders of Alcon Inc.	284	139	(55)	(9)	359
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(10)	0.57				0.73
Diluted earnings per share ($)(10)	0.57				0.72
Basic - weighted average shares outstanding (millions)(10)	494.7				494.7
Diluted - weighted average shares outstanding (millions)(10)	498.1				498.1
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Twelve months ended December 31, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Gains on investments in associated companies(4)	Acquisition and integration related items(5)	Legal items(6)	Product discontinuation(7)	Other items(8)	Core results (non-IFRS measure)
Gross profit	5,745	681	—	—	1	—	44	—	6,471
Operating income	1,360	696	2	(142)	58	21	44	—	2,039
Income before taxes	1,160	696	2	(142)	58	21	44	5	1,844
Taxes(9)	(180)	(124)	—	—	(12)	(5)	(10)	8	(323)
Net income	980	572	2	(142)	46	16	34	13	1,521
Net income attributable to:
Shareholders of Alcon Inc.	980	572	2	(142)	46	16	34	13	1,521
Non-controlling interests	—	—	—	—	—	—	—	—	—
Basic earnings per share ($)(10)	1.99								3.08
Diluted earnings per share ($)(10)	1.98								3.07
Basic - weighted average shares outstanding (millions)(10)	493.2								493.2
Diluted - weighted average shares outstanding (millions)(10)	496.2								496.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Twelve months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Divestment of product rights(3)	Acquisition and integration related items(5)	Other items(8)	Core results (non-IFRS measure)
Gross profit	5,512	662	—	—	3	—	6,177
Operating income	1,413	667	9	(57)	3	(8)	2,027
Income before taxes	1,256	667	9	(57)	3	(8)	1,870
Taxes(9)	(238)	(119)	—	2	(1)	1	(355)
Net income	1,018	548	9	(55)	2	(7)	1,515
Net income attributable to:
Shareholders of Alcon Inc.	1,018	548	9	(55)	2	(7)	1,515
Non-controlling interests	—	—	—	—	—	—	—
Basic earnings per share ($)(10)	2.06						3.06
Diluted earnings per share ($)(10)	2.05						3.05
Basic - weighted average shares outstanding (millions)(10)	494.4						494.4
Diluted - weighted average shares outstanding (millions)(10)	497.5						497.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    For the three and twelve months ended December 31, 2024, includes a net gain related to the divestment of certain product rights in China.
(4)    For the twelve months ended December 31, 2025, includes gains on fair value remeasurements of investments in associated companies.
(5)    For the three months ended December 31, 2025, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $18 million of direct acquisition costs and $3 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal fees. Integration related costs include third party professional services of $2 million and accelerated equity-based compensation expense of $1 million.
For the twelve months ended December 31, 2025, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $46 million of direct acquisition costs and $11 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker, due diligence and accounting fees. Integration related costs include accelerated equity-based compensation expense of $4 million, third party professional services of $4 million and severance of $3 million.
For the twelve months ended December 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition.
(6)    For the three and twelve months ended December 31, 2025, includes provisions for legal matters.
(7)    For the twelve months ended December 31, 2025, includes charges related to the discontinued commercialization of a product in the Vision Care reportable segment, including $43 million for the full impairment of the intangible asset and $1 million in related costs, primarily related to inventory provisions.
(8)    For the three months ended December 31, 2024, Operating income primarily includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights.
For the twelve months ended December 31, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of (loss) from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
For the twelve months ended December 31, 2024, Operating income includes fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets, partially offset by the amortization of option rights.
(9)    For the three months ended December 31, 2025, tax associated with operating income core adjustments of $201 million totaled $36 million with an average tax rate of 17.9%.
For the three months ended December 31, 2024, tax associated with operating income core adjustments of $103 million totaled $28 million with an average tax rate of 27.2%.
For the twelve months ended December 31, 2025, total tax adjustments of $143 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Operating income core adjustments totaled $679 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, core adjustments to operating income totaled $815 million. The associated tax effect amounted to $151 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $8 million.
For the twelve months ended December 31, 2024, tax associated with operating income core adjustments of $614 million totaled $117 million with an average tax rate of 19.1%.
(10)    Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024

Net income	217	284	980	1,018
Taxes	47	65	180	238
Depreciation of property, plant & equipment	110	100	417	392
Depreciation of right-of-use assets	22	21	89	83
Amortization of intangible assets	200	188	784	743
Impairments of property, plant & equipment and intangible assets	—	1	45	10
Interest expense	53	48	204	192
Other financial income & expense	(6)	(9)	(22)	(43)
EBITDA	643	698	2,677	2,633

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Twelve months ended December 31
($ millions)	2025	2024

Net cash flows from operating activities	2,271	2,077
Net cash flows used in investing activities	(1,344)	(1,167)
Net cash flows used in financing activities	(1,119)	(322)
Effect of exchange rate changes on cash and cash equivalents	43	(6)
Net change in cash and cash equivalents	(149)	582
Change in derivative financial instrument assets	(7)	10
Change in time deposits with original maturity greater than three months	(73)	153
Change in current and non-current financial debts	(94)	96
Change in net (debt)	(323)	841
Net (debt) at January 1	(2,802)	(3,643)
Net (debt) at December 31	(3,125)	(2,802)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At December 31, 2025	At December 31, 2024
Current financial debt	(575)	(105)
Non-current financial debt	(4,162)	(4,538)
Total financial debt	(4,737)	(4,643)

Less liquidity:
Cash and cash equivalents	1,527	1,676
Time deposits with original maturity greater than three months	80	153
Derivative financial instruments	5	12
Total liquidity	1,612	1,841
Net (debt)	(3,125)	(2,802)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the twelve months ended December 31, 2025 and 2024, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2025	2024
Net cash flows from operating activities	2,271	2,077
Purchase of property, plant & equipment	(543)	(473)
Proceeds from sale of property, plant & equipment	5	—
Free cash flow	1,733	1,604

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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